BLUEPHOENIX SOLUTIONS REPORTS RECORD FOURTH QUARTER
& YEAR END RESULTS

  Fourth Quarter Record Revenues, Operating Profit & Net Profit

  EPS of $0.07 Versus Loss of $0.25

 Herzlia, Israel - February 4, 2004 - BluePhoenix Solutions Ltd. (NASDAQ:BPHX), the leader in Enterprise IT Modernization, today reported record revenues, operating profit and net profit for the fourth quarter and year ended December 31, 2003.

 Revenues for the fourth quarter of 2003 were a three-year record quarter of $14.1 million, compared to $13.4 million in the third quarter, $13.5 million and $13.3 million in the second and first quarters, respectively, and $13.8 million in the fourth quarter of 2002.

 BluePhoenix reported fourth quarter 2003 operating income of $885,000, continuing the increasing quarterly improvements from the third quarter of $669,000, and $359,000 and $34,000 in the second and first quarters of 2003, respectively. In the fourth quarter of 2002, operating loss was $(573,000).

 Net income for the fourth quarter was $922,000, or $0.07 per fully diluted share, approximately equal to that of the combined previous three quarters, and continuing the sequential quarterly improvement of $615,000, or $0.05 per fully diluted share, in the third quarter, and $252,000, or $0.02 per fully diluted share, and $62,000, or $0.00 per fully diluted share, in the second and first quarters, respectively. In the fourth quarter of 2002, net loss was $(3.5 million) or $(0.29) per fully diluted share.

 For the fiscal year that ended on December 31, 2003, BluePhoenix reported sales of $54.3 million, up 48% from $36.7 million in the previous year. The Company reported operating income of $1.9 million as compared to $344,000 in fiscal year 2002. Net income for fiscal year 2003 was $1.9 million, or $0.14 per share, compared with a net loss of $(3.6million), or ($0.35) per share, last year.

 "The operating results and business achievements during fiscal year 2003 are most gratifying to us and are a testament to the great efforts of our highly professional and motivated employees and management team," commented Arik Kilman, Chief Executive Officer of BluePhoenix. "During FY 2003, we have streamlined the Company's operations through the complete integration of the assets, workforce and infrastructure of some of our subsidiaries. In addition we have been diligently disposing of less efficient lines. These activities have directly contributed to our operating and net profits, and their visible results are expected to be demonstrated in our next year operating profits".

 "The IT Modernization space is almost endless" added Mr. Kilman, "Since the beginning of the fourth quarter, we have witnessed a steadily growing adoption of our comprehensive suite of tools and services for Enterprise IT Modernization, resulting in more than ten new deals. Our current extensive backlog and pipeline provide us with improved visibility and give us confidence regarding our performance in 2004."

 During the current FY 2004, we plan to further develop, strengthen and enrich our suite of unique modernization solutions. Through our subsidiary Mainsoft, we will announce at the prestigious DEMO 2004 conference on February 16th a new cross-platform product. Since 2001, Mainsoft has drawn upon its years of experience working with Microsoft developers, its deep expertise in bridging between Windows and UNIX® operating systems, its memberships in the European Computer Manufacturing Association (ECMA) and the MONO open-source project to create a unique development solution that bridges the .NET and J2EE platforms.

 Mr.Kilman concluded, "We are implementing a long-term strategy that will result in BluePhoenix having the abilities to be an industry leader in all respects: an extensive suite of tools essential to legacy users, availability of highly professional and scalable delivery centers, a powerful marketing force that can both identify client needs and communicate our broad capabilities, a worldwide sales organization, and a global flexible operational infrastructure to support it ."

 Arik. Kilman, BluePhoenix Chief Executive Officer, and Iris Yahal, Chief Financial Officer, will discuss 2003 fourth quarter and full year results, and will be available to answer questions in a conference call on Wednesday February 4th 2004 at 10:00 A.M. EST / 5:00 P.M. Israel time. Interested parties are invited to participate by calling the telephone numbers listed below, five to ten minutes prior to the start of the conference call. Callers should reference "BluePhoenix Fourth Quarter Results" to the AT&T conference call operator.

In the US call: (888) 428-4479

Outside the US call: (612) 338-9017

An automated replay of the conference call will be available from February 4th at 2:00 P.M. (EST) until February 6th at 11:59 P.M. (EST). To access the replay, please call:

(USA) 1-800-475-6701; (International) 1-320-365-3844

and enter BluePhoenix's access code 719285.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel.

The company's major shareholder is the Formula Group (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com

 (Tables to Follow)

 SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

 All names and trademarks are their owners' property.

Company Contact: Iris Yahal +972-9-9526110

BLUEPHOENIX SOLUTIONS LTD. (AN ISRAELI CORPORATION) CONSOLIDATED BALANCE SHEETS (in thousands)
	December 31	December 31
	2003	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,105	$15,306
Marketable securities	406	640
Accounts receivable:
Trade	12,617	10,811
Other	1,899	2,924
Total current assets	26,027	29,681

INVESTMENTS	3,794	3,475

FIXED ASSETS
Cost	8,920	11,173
Less - accumulated depreciation	6,121	7,601
Total fixed assets	2,799	3,572

OTHER ASSETS	48,200	50,753

Total assets	$80,820	$87,481

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$8,342	$7,473
Accounts payable and accruals:
Trade	3,425	3,738
Deferred revenue	3,034	3,094
Other	10,980	14,066
Total current liabilities	25,781	28,371

LONG-TERM LIABILITIES:
Accrued severance pay, net	915	931
Provision for losses in formerly-consolidated subsidiary	1,971	2,512
Loans from banks and others	2,065	2,652
Total long-term liabilities	4,951	6,095

MINORITY INTEREST	4,690	6,294

SHAREHOLDERS' EQUITY (net of cost of 1,870,565 shares held by subsidiaries)	45,398	46,721

Total liabilities and shareholders' equity	$80,820	$87,481

	BLUEPHOENIX SOLUTIONS LTD. (AN ISRAELI CORPORATION) CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data)
	Year ended December 31,		Three months ended December 31,

	2003	2002	2003	2002

Revenues	$54,340	$36,668	$14,081	$13,800

Cost of revenues	24,115	15,220	6,026	6,370

Gross profit	30,225	21,448	8,055	7,430

Software development costs, net	8,138	7,387	2,061	2,001

Selling, general and administrative expenses	18,847	11,994	4,802	5,125

	3,240	2,067	1,192	304

Depreciation	1,293	1,251	307	405

Restructuring costs & non-recurring expenses	--	472	--	472

Operating income (loss)	1,947	344	885	(573)

Financial income (expense), net	165	(195)	67	(253)

Other income (expense), net	943	(1,581)	315	(1,684)

Income (loss) before taxes	3,055	(1,432)	1,267	(2,510)

Taxes on income	152	160	5	104
	2,903	(1,592)	1,262	(2,614)

Minority interest	(154)	(702)	(70)	(285)

Equity in losses of affiliated companies	(898)	(1,336)	(270)	(551)

Net income (loss)	1,851	(3,630)	922	(3,450)

Basic earnings (loss) per share	0.14	(0.35)	0.07	(0.29)

Diluted earnings (loss) per share	0.14	(0.35)	0.07	(0.29)

Common shares outstanding	13,451	10,517	13,458	11,869

Common shares assuming dilution	13,644	10,517	13,949	11,869